Exhibit 99-3

The Clorox Company
Return on Invested Capital

Dollars in millions	FY05	FY04	FY03	FY02	FY01
Gross profit	$1,895	$1,831	$1,815	$1,637	$1,469
Selling and administrative expenses	551	543	523	516	472
Advertising costs	435	420	446	381	336
Research and development costs	88	84	75	64	67
Operating profit	821	784	771	676	594
Restructuring and intangible amortization in operating profit	15	8	4	(4)	39
Adjusted operating profit	836	792	775	672	633
After tax adjusted operating profit	543	516	508	480	430
Average invested capital (1)	3,898	3,819	3,658	3,841	4,157
Return on invested capital	13.9%	13.5%	13.9%	12.5%	10.3%
change versus prior year	+40 bps	-40 bps	+140 bps	+220 bps	n/a

(1)          Average Invested Capital includes total assets less current liabilities (excluding short-term debt) adjusted to add back goodwill amortization, impairment and restructuring charges.